United States securities and exchange commission logo





                          December 27, 2023

       Tracy Ohmart
       Chief Financial Officer
       Adams Resources & Energy, Inc.
       17 South Briar Hollow Lane, Suite 100
       Houston, Texas 77027

                                                        Re: Adams Resources &
Energy, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed December 18,
2023
                                                            File No. 333-276105

       Dear Tracy Ohmart:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Rucha
Pandit at 202-551-6022 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Eugene McDermott